Exhibit 99.1

Sky-mobi Announces Appointment of New Independent Director

HANGZHOU, China, June 4, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform and game publisher in China, today announced that its board of directors (the “Board”) has approved the appointment of Mr. Min Xu as an independent director and a member of the audit, compensation and corporate governance and nominating committees, effective June 1, 2015. Mr. Xu will replace Mr. Kui Zhou, who stepped down from the Board and the Board committees for personal reasons effective the same day.

Mr. Xu has over fifteen years of experience in finance, equity research, marketing and engineering. He is currently the chief financial officer of UTStarcom, a Fortune 1000 company that specializes in mobile, broadband access and data network solutions. Prior to this position, Mr. Xu was a sell-side research analyst at a few investment banks including Roth Capital, Wedbush Securities and Jefferies Group LLC, covering a wide variety of companies listed in the U.S. In addition, Mr. Xu has deep industrial expertise in technology, telecommunications, as well as strong hands-on technical engineering experience from his initial career as a software engineer at Cisco Systems, Inc.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “On behalf of the Company, we appreciate Mr. Zhou’s service to Sky-mobi and thank him for his commitment to the Company since August 2007.” Additionally, Mr. Song commented, “We are very pleased to welcome Mr. Xu to the Board as we take another step in our ongoing effort to further strengthen our Board and corporate governance. His extensive experience in finance and capital markets will greatly benefit our strategic decision-making capabilities as the Board continues to guide the Company toward our long-term goals.”

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

ICR, Inc.

Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi